UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

schedule 13d

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Caesars Entertainment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St., 41st Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Capital, L.P. 301 Commerce St., Suite 3300 Ft. Worth, Texas 76102 Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1.	NAME OF REPORTING PERSONS.

Hamlet Holdings LLC

I.R.S. Identification Nos. of above persons (entities only):

20-8359623
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a.) ☐ (b.) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (See Instructions)
OO
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7. SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	99,697,012 shares of common stock, par value $0.01 per share
8. SHARED VOTING POWER

0 Shares
9. SOLE DISPOSITIVE POWER

99,697,012 shares of common stock, par value $0.01 per share
10. SHARED DISPOSITIVE POWER
0 Shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,697,012 shares of common stock, par value $0.01 per share
12. CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2%[1]
14. TYPE OF REPORTING PERSON (See Instructions)
OO

1The calculation assumes that there are 704,131,238 shares of Common Stock issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q (File No. 001-10410) filed with the Securities and Exchange Commission on November 2, 2017.

This Amendment No. 5 to Schedule 13D (this “Amendment”) supplements and amends the Statement on Schedule 13D filed on February 7, 2008 by Hamlet Holdings LLC (“Holdings”) (the “Original Schedule 13D”), as supplemented and amended by Amendment No. 1 to Schedule 13D filed by Holdings on November 24, 2010 (“Amendment No. 1”), which Original Schedule 13D and Amendment No. 1 were amended and restated in their entirety by Amendment No. 2 to Schedule 13D filed by Holdings on February 14, 2012 (the “Amended and Rested Schedule 13D”), as supplemented and amended by Amendment No. 3 to Schedule 13D filed by Holdings on July 11, 2016 (“Amendment No. 3”), as supplemented and amended by Amendment No. 4 to Schedule 13D filed by Holdings on October 16, 2017 (“Amendment No. 4,” together with the Original Schedule 13D and Amendment No. 1, as amended and restated by the Amended and Restated Schedule 13D, and as amended by Amendment No. 3, Amendment No. 4 and this Amendment, the “Schedule 13D”).

Except as specifically provided herein, this Amendment supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference to all other items, as applicable. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of the Transaction.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by inserting the following:

On December 5, 2017, in accordance with the limited liability company agreements of Co-Invest B and Co-Invest Series, Co-Invest B and Co-Invest Series distributed a total of 46,655,878 shares of the Common Stock of the Issuer to their respective members in a pro rata distribution. All of the shares of the Common Stock held by the Sponsor Entities are beneficially owned by Holdings pursuant to the 2017 Proxy that grants Holdings sole voting and dispositive power with respect to such shares, subject to the rights of each of the Sponsor Entities to terminate the 2017 Proxy as to the shares held by that Sponsor Entity, and the termination of the 2017 Proxy with respect to any such shares that are sold, transferred or other disposed of by Holdings or by a Sponsor Entity in a transaction with a third party that is not affiliated with any of the Sponsor Entities. None of the 46,655,878 shares of Common Stock distributed to the members of the Co-Invest Entities will be subject to the 2017 Proxy. Following the distribution: (i) the Co-Invest Entities continue to hold of record an aggregate of 8,712,856 shares of Common Stock, and (ii) the Sponsor Entities directly hold of record an aggregate of 99,697,012 shares of Common Stock, including the shares held of record by the Co-Invest Entities. Accordingly, Holdings may be deemed to beneficially own 14.2% of the outstanding Common Stock.

The Sponsor Entities, TPG Advisors, AIF VI, the Apollo Management Entities, and Messrs. Black, Bonderman, Coulter, Harris and Rowan disclaim beneficial ownership of the shares of Common Stock included in this report and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Subparagraphs (a) through (e) of Item 5 are hereby deleted in their entirety and restated as follows:

(a)-(b) See the information contained on the cover page to this Amendment, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by Holdings assumes that there are

704,131,238 shares of Common Stock issued and outstanding as of November 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q (File No. 001-10410) filed with the Securities and Exchange Commission on November 2, 2017.

(c) Holdings has not effected any transactions in the shares of the Common Stock since Amendment No. 4 filed on October 16, 2017, except as described in this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2017

HAMLET HOLDINGS, LLC

By: /s/ Laurie D. Medley

Laurie D. Medley, as attorney-in-fact, pursuant to the Power of Attorney granted to Ms. Medley as set forth in the Remarks to the Form 3 filed by Hamlet Holdings LLC on February 7, 2008, which is incorporated by reference herein